Filed by Applied Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Applied Materials, Inc.; Tokyo Electron Limited

Commission File No.: 000-06920

Date: September 24, 2013

Speaker/original language Script E Speaker/original language

Gary Dickerson/English The joining together of Applied Gary Dickerson/English

Materials and Tokyo Electron is an

historic move to create a new global

innovator for the semiconductor and

display industries. We’re bringing

together great people and very strong

technology and products to

accelerate the value we create for our

customers, create greater value for

shareholders, and more opportunities

for our employees. I’m very excited

about this merger of equals and

believe that together we will create a

better future for our new company.

Working together we can solve our

customers’ high value problems

better, faster, and at lower cost.

Higashi/Japanese There are three significant things Higashi/Japanese about this merger. The first is that it is

bringing together two leading

Script J

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companies from Japan and the

United States in a merger of equals.

The second is that each company

has an extremely broad technical

product range.

A further point is that this merger

represents a decision to create a truly

global company. I believe this is

highly significant for the development

of Japanese and US technology and

also for the overall semiconductor

industry.

Tsuneishi/Japanese This merger makes it possible for us Tsuneishi/Japanese to envision growth in this industry for

the next 50, 60 or 100 years. The

new company will bring together

global technology, people and

management assets to drive the

entire organization forward. We will

see a new level of evolution. This will

enable us to support and earn even

greater appreciation from our

customers.

(appreciation)

2/9

Michael Splinter/English A merger of a Japanese and an

American technology leader has

never been done before. We will be

part of something new and very

special. This great challenge will take

all of us, working together across our

different countries, cultures, product

lines and areas of expertise.

Bob Halliday/English I think initially I need to communicate the strategic value of the transaction,

as CFO, to investors employees and

customers. I think the second part is

to get to know all of the people at

Tokyo Electron, because I think you

build relationships with people, and

that’s what drives companies. It isn’t

processes, it isn’t build instructions, it

isn’t policies. It’s personal

relationships, because those

personal relationships will help you

CFO

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bridge and transition through all the

challenges you might have.

Barry Meyer/English We will have the most talented group Barry Meyer/English of employees, spanning the globe,

ready, willing and able to not only

meet but exceed all of our customers’

expectations. Both of our companies

have had a long legacy of success

that has been built around the hard

work and incredible dedication of all

of our employees.

Mary Humiston/English This is just the start of the journey Mary Humiston/English and I think as we enter into the

integration phase we all have the

ability to shape it, and to create

history. We will, for sure, individually

learn a lot, and there will be personal

growth. In addition, there will be more

development opportunities, for our

combined employees going forward

than ever before, and more career

growth opportunities.

4/9

Tsuneishi/Japanese In this new company, everyone will Tsuneishi/Japanese be able to contribute to our industry

leadership and our winning strategy. I

firmly believe that when people look

back in years to come, they will be

proud of the company they helped to

create.

Kitayama/Japanese The multiplier effect is very important. Kitayama/Japanese

This means that each company has

to make progress. If we don’t each up

our game by more than a factor of

one, the outcome will be zero. One

times zero is always zero. But once

we break through one, the sky is the

limit. That’s what we should be

aiming for.

Randhir Thakur/English We both share the same passion of Randhir Thakur/English innovating at the leading edge of our

customers’ roadmaps, and our

workforce is the best in the

5/9

(winner)

semiconductor equipment industry.

Our combined operation will create a

world class team of engineers

working in the field, that will enable us

to better understand and respond to

our customers’ needs. As devices get

more and more complex, our

customers will be able to count on us

to have an even broader and deeper

capability to support them.

Ito/Japanese Bringing our two leading companies Ito/Japanese together is a potent combination of

Applied Material’s expertise in

materials development and Tokyo

Electron’s strength in equipment

development. We have the

opportunity here to provide incredible

value to our customers.

Ali Salehpour/ English What we’ll be able to do, is we’ll be Ali Salehpour/ English able to accelerate the industry

roadmap, both in device performance

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and in yield, and perhaps more

importantly on cost. Most of these

technologies require major

innovation, and I think between the

complementary pieces that we have

in these companies we should now

be able to look at unique ways to

solve device performance yield and

the cost factors that our customers

are looking for

Washino/Japanese In displays there are multiple new Washino/Japanese technologies being developed, from

OLED and flexible displays through to

3D. This brings us significant

opportunities but also many

challenges. The technical hurdles in

these new businesses are very high,

and merely combining our existing

knowledge won’t be enough to clear

them. Our teams are going to have to

reach determinedly for the next level.

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Higashi/English Now, world history and economics is

changing rapidly, so it’s time for us to

change.

Tsuneishi/English This merger, really, is going to bring Tsuneishi/English explosive innovation.

Washino/English That will create challenges and Washino/English opportunities for everyone in the

team

Ito/English We can do it. We are top companies Ito/English

in this industry. We can produce great

value

Randhir Thakur/Japanese I am very much looking forward to Randhir Thakur/Japanese working with my new colleagues in

Japan.

Gary Dickerson/English This merger is a bold step forward Gary Dickerson/English that will shape the industry for the

next 50 years and beyond. We are

confident that we can work together

as one team to achieve our vision.

Nihon no shain no katagata to issho ni o-shigoto suru no wa, tanoshimi ni shite imasu.

8/9

Higashi/Japanese This merger is driven by our Higashi/Japanese determination to create growth, and

that has to be positive for our

employees. We simply would not be

doing this if it didn’t lead to a brighter

future.

Mike Splinter/English I’d like to ask all the employees of Mike Splinter/English

Tokyo Electron and Applied Materials

to join together in the spirit of forming

this new company and new family.

This is our future.

This is our future.

9/9

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, 3050 Bowers

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Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at 512-424-1757, or by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.com.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.

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